Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR
THIRD QUARTER FISCAL 2009

– Company Advances Plans to Realize the Benefits of Commercialization:
Streamlines Operations to Focus on Nearer-Term Commercial Opportunities –

LAVAL, Quebec (November 6, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its financial results for the third quarter ended September 30, 2009. All figures are in Canadian dollars unless otherwise stated.

"We have made strong progress in recent months towards the commercialization of our novel trazodone formulation in both the United States and Canada," said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. "In the U.S., with the matters raised in the Food and Drug Administration (FDA)’s complete response letter now resolved, we await the Agency’s decision regarding approval of our formulation and continue to prepare for commercialization in the first half of 2010 pending such approval. In Canada, our new drug submission (NDS) has been accepted for review by Health Canada and we look forward to its response during the third quarter of next year."

Financial Summary

Revenue from sales of the Company’s once-daily tramadol product for the third quarter of fiscal 2009 increased to $5.2 million from $3.9 million for the third quarter of fiscal 2008 and was composed of product sales outside of the U.S. of $4.5 million and product sales in the U.S. of $0.7 million. Total revenue for the third quarter of fiscal 2009 was $6.6 million compared with $9.4 million for the third quarter of fiscal 2008, which included non-recurring licensing revenue of $4.4 million.

Gross margin for sales outside of the U.S. for the third quarter of fiscal 2009 increased to 65% from 55% for the third quarter of fiscal 2008. Research and development expenses, before research and development tax credits, for the third quarter of fiscal 2009 were $3.5 million compared with $7.3 million for the third quarter of fiscal 2008. Selling, general and administrative expenses for the third quarter of fiscal 2009 were $8.0 million compared with $5.0 million for the third quarter of fiscal 2008 and included an accrual of $2.7 million for the Company’s share of litigation costs for patent enforcement related to its once-daily tramadol product in the U.S. Net loss for the third quarter of fiscal 2009 was $6.9 million, or $0.12 per share, compared with $6.0 million, or $0.11 per share, for the third quarter of fiscal 2008.

Corporate Streamlining

The Company announced it is streamlining its operations, eliminating 35 positions. Following the action, Labopharm will have 124 employees, approximately 75 of which will be in research and development positions. The reduction in workforce is expected to result in annual cost savings of approximately $3 million.

"After careful consideration, Labopharm is today announcing measures that focus the organization to better support the full commercial potential of our products, our pipeline and our technologies," added Mr. Howard-Tripp.

The Company expects to incur a restructuring charge related to the reduction in workforce of approximately $1 million in the fourth quarter of 2009.

Key Developments

Novel Trazodone Formulation

New PDUFA Action Date Assigned by FDA/API Manufacturing Issues Resolved – Labopharm's response to the FDA’s complete response letter was accepted as complete and designated as a Class 2 resubmission. The FDA assigned the Company a new Prescription Drug User Fee Act (PDUFA) action date of February 11, 2010. Subsequently, the Company was informed by Angelini, the manufacturer of the active pharmaceutical ingredient (API), that it had received a letter from the FDA stating that Angelini has appropriately addressed all deficiencies cited by the FDA following its inspection of the manufacturing facility in June and July of this year. The Company continues to prepare for commercialization of its novel antidepressant and, pending FDA approval, intends to launch in the U.S. in the first half of 2010.

NDS Accepted for Review by Health Canada – Labopharm’s new drug submission (NDS) was accepted for review by the Therapeutic Products Directorate (TPD) of Health Canada. TPD has assigned a targeted action date of August 4, 2010.

Twice-Daily Tramadol-Acetaminophen Formulation

Completed Distribution and Supply Agreement with Grünenthal – Labopharm completed a distribution and supply agreement with Grünenthal GmbH for its twice-daily tramadol acetaminophen formulation for a number of countries in Europe. Under the terms of the agreement, Labopharm received 3.5 million Euros on signature and will receive up to 4 million Euros in milestone payments upon achievement of certain regulatory and product reimbursement approvals prior to the launch of the product.

Once-Daily Tramadol

Product Maintained Number One Position in Canada for Fifth Consecutive Month and Moved Into Number One Position for Year-to-Date – In September, Labopharm’s product (marketed under the brand name Tridural™ in Canada) held the leading market share position among all tramadol products (excluding combination products) in Canada in terms of prescriptions for the fifth consecutive month. Labopharm’s product also moved into the number one position in terms of market share for the 2009 year to date.

Financial Results

Three-Month Period Ended September 30, 2009

Revenue from product sales in all territories for the third quarter of fiscal 2009 increased to $5.2 million from $3.9 million for the third quarter of fiscal 2008. Revenue from product sales to territories other than the U.S. was $4.5 million compared with $3.9 for the third quarter of fiscal 2008. The increase was the result of higher sales volumes in the third quarter of 2009. Product sales to the U.S. were $0.7 million. Total revenue for the third quarter of fiscal 2009 was $6.6 million compared with $9.4 million for the third quarter of fiscal 2008.

Under its licensing and distribution agreement with Purdue Pharma Products L.P. for RYZOLT™ in the United States, Labopharm is entitled to royalty payments of 20% of Purdue's net sales of the product (up to 25% if Purdue achieves certain net annual sales levels). Royalty revenue recorded on sales of RYZOLT in the U.S., which is recognized for accounting purposes upon dispensing of the product to the patient based on third-party prescription data (the "sell-through" method), was $0.2 million for third quarter of 2009.

Labopharm supplies finished packaged RYZOLT product at cost to Purdue, for which the Company records revenue from product sales that generate essentially no gross margin. As a result, gross margin figures discussed below exclude sales and cost of goods sold for product sold in the U.S. to provide a more meaningful understanding of those figures. Gross margin (as a percentage of revenue from product sales) for territories outside the U.S. for the third quarter of fiscal 2009 was 65% compared with 55% for the third quarter of fiscal 2008. The increase in gross margin was due to a more favourable product mix, certain cost reduction initiatives and manufacturing efficiencies, and lower inventory write-downs in the third quarter of 2009.

Licensing revenue for the third quarter of fiscal 2009 was $1.2 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol. Licensing revenue for the third quarter of fiscal 2008 was $5.6 million and included non-recurring licensing revenue of $4.4 million related to the Company’s reacquisition of the rights to its once-daily tramadol product for the United Kingdom from its licensing and distribution partner.

Research and development expenses, before research and development tax credits, for the third quarter of fiscal 2009 were $3.5 million compared with $7.3 million for the third quarter of fiscal 2008. The decrease was primarily the result of lower clinical trial costs in the third quarter of fiscal 2009. Research and development tax credits for the third quarter of fiscal 2009 declined to $0.3 million from $1.0 million for the third quarter of fiscal 2008, the result of a deferral in the utilization of non-refundable Canadian federal tax credits due to a change in tax planning.

Selling, general and administrative expenses for the third quarter of fiscal 2009 were $8.0 million compared with $5.0 million for the third quarter of fiscal 2008. The increase is primarily the result of the accrual of $2.7 million for the Company's share of litigation costs incurred by Purdue to enforce certain of Purdue's U.S. patents related to Labopharm's once-daily tramadol product.

Net loss for the third quarter of fiscal 2009 was $6.9 million, or $0.12 per share, compared with $6.0 million, or $0.11 per share, for the third quarter of fiscal 2008.

Cash, cash equivalents and marketable securities at September 30, 2009 were $23.8 million compared with $27.9 million at June 30, 2009. During the third quarter, the Company drew down in its entirety the $2.6 million revolving credit facility with National Bank of Canada, which is collateralized by the Long-Term Notes that the Company received in exchange for the Montreal Proposal ABCP. The Company’s cash position at September 30, 2009 does not include the 3.5 million Euros (CAD$5.4 million) up-front payment that Labopharm received under its distribution and supply agreement with Grünenthal GmbH, which was completed subsequent to quarter end.

Nine-Month Period Ended September 30, 2009

Revenue for the first nine months of fiscal 2009 was $17.9 million compared with $17.6 million for the first nine months of fiscal 2008. Revenue from product sales in all territories for the first nine months of fiscal 2009 increased to $13.8 million from $9.9 million for the first nine months of fiscal 2008. Revenue from product sales to territories other than the U.S. increased to $11.3 million from $9.9 for the first nine months of fiscal 2008. The increase in products sales to territories other than the U.S. is primarily the result of a higher average selling price per tablet in the first nine months of 2009 due to more favourable country and product dosage strength mixes. Product sales to the U.S. were $2.5 million. Royalty revenue recorded on U.S. sales was $0.3 million.

Gross margin (as a percentage of revenue from product sales) for territories outside the U.S. for the first nine months of fiscal 2009 was 66% compared with 56% for the first nine months of fiscal 2008. Gross margin for territories outside the U.S. for the first nine months of fiscal 2009 includes the reversal of $0.4 million of previously recorded write downs and gross margin for the first nine months of fiscal 2008 includes an inventory write down of $0.4 million. The increase in gross margin was also due to a higher average selling price per tablet in the first nine months of 2009.

Licensing revenue for the first nine months of fiscal 2009 was $3.7 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol. Licensing revenue for the first nine months of fiscal 2008 was $7.7 million, including the non-recurring licensing revenue of $4.4 million related to the Company’s reacquisition of the rights to its once-daily tramadol product for the United Kingdom.

Net loss for the first nine months of fiscal 2009 was $19.8 million, or $0.35 per share, compared with $26.0 million, or $0.46 per share, for the first nine months of fiscal 2008. The decrease in net loss is primarily the result of lower research and development costs, a higher foreign exchange gain and the absence of an impairment loss, which were partially offset by higher selling, general and administrative expenses and lower interest income in the first nine months of fiscal 2009 as compared to the same period the previous year.

Conference Call

Labopharm will host a conference call today (Friday, November 6, 2009) at 10:00 a.m. ET to discuss its third quarter results. To access the conference call by telephone, dial 416-644-3422 or 1-877-974-0448. Please connect approximately five minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until Friday, November 13, 2009 at midnight. To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 4171872 followed by the number sign. A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. and Canada. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

Ryzolt™ is a trademark of Purdue Pharma Products L.P.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

Labopharm Inc. INTERIM CONSOLIDATED BALANCE SHEETS [Unaudited]

	As at	As at
	September 30, 2009	December 31, 2008
		[Restated]
[thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	14,528	8,373
Marketable securities	9,229	36,520
Accounts receivable	4,063	3,277
Research and development tax credits receivable	2,174	1,274
Income taxes receivable	224	474
Inventories	2,460	1,760
Prepaid expenses and other assets	760	641
Total current assets	33,438	52,319

Restricted long-term investments	139	141
Long-term investment	2,885	3,178
Property, plant and equipment	9,238	10,213
Intangible assets	1,719	1,791
Future income tax assets	128	145
	47,547	67,787

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	16,264	13,134
Current portion of deferred revenue	5,143	4,768
Current portion of obligations under capital leases	299	271
Current portion of long-term debt	1,414	3,378
Total current liabilities	23,120	21,551

Deferred revenue	5,920	9,094
Obligations under capital leases	5,115	5,342
Long-term debt	21,611	20,265
Total liabilities	55,766	56,252

Shareholders’ equity (deficiency)
Share capital
Common shares, no par value, unlimited authorized shares, 57,411,663 and 56,826,063 issued as at September 30, 2009 and December 31, 2008, respectively	242,979	241,967
Warrants	797	751
Contributed surplus	16,259	14,937
Deficit	(267,267)	(247,515)
Accumulated other comprehensive income (loss)	(987)	1,395
Total shareholders’ equity (deficiency)	(8,219)	11,535
	47,547	67,787

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
[Unaudited]

	For the three months ended:		For the nine months ended:

	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
		[Restated]		[Restated]
[thousands of Canadian dollars, except share and per share amounts]	$	$	$	$

REVENUE
Product sales	5,187	3,863	13,816	9,880
Licensing	1,191	5,576	3,664	7,701
Royalties	201	—	325	—
Research and development collaboration	46	—	46	—
	6,625	9,439	17,851	17,581

EXPENSES
Cost of goods sold (excluding depreciation a amortization)	2,154	1,755	6,151	4,389
Research and development expenses, net	3,209	6,267	10,097	18,264
Selling, general and administrative expenses	7,999	4,963	21,033	16,079
Financial expenses	1,013	733	3,010	2,153
Impairment loss on long-term investment	—	400	—	1,091
Depreciation and amortization	442	501	1,358	1,476
Interest income	(84)	(351)	(378)	(1,554)
Foreign exchange loss (gain)	(1,215)	488	(3,679)	196
	13,518	14,756	37,592	42,094
Loss before income taxes	(6,893)	(5,317)	(19,741)	(24,513)
Provision for income taxes
Current	11	700	11	1,500
Net loss for the period	(6,904)	(6,017)	(19,752)	(26,013)

Net loss per share – basic and diluted	(0.12)	(0.11)	(0.35)	(0.46)

Weighted average number of common shares outstanding	57,388,302	56,824,106	57,020,122	56,821,325

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]

	For the three months ended:		For the nine months ended:

	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
		[Restated]		[Restated]
[thousands of Canadian dollars]	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(6,904)	(6,017)	(19,752)	(26,013)
Items not affecting cash:
Depreciation of property, plant and equipment	396	471	1,229	1,386
Amortization of intangible assets	46	30	129	90
Amortization of premiums and discounts on marketable securities	36	6	90	33
Loss on sale of property, plant and equipment	65	—	65	—
Impairment loss on long-term investment	—	400	—	1,091
Non-cash financial expenses	206	101	496	288
Unrealized foreign exchange loss (gain)	(1,177)	647	(2,012)	386
Stock-based compensation	136	410	1,339	1,981
	(7,196)	(3,952)	(18,416)	(20,758)
Net change in non-cash items	1,502	(6,623)	(834)	(5,906)
	(5,694)	(10,575)	(19,250)	(26,664)

INVESTING ACTIVITIES
Acquisition of marketable securities	—	(16,962)	(8,466)	(40,515)
Proceeds from maturities of marketable securities	595	—	23,605	—
Proceeds from disposals of marketable securities	3,400	11,200	9,420	67,019
Acquisition of restricted long-term investment	—	—	—	(45)
Acquisition of property, plant and equipment	(251)	(196)	(319)	(1,344)
Acquisition of intangible assets	(4)	(57)	(57)	(96)
	3,740	(6,015)	24,183	25,019
FINANCING ACTIVITIES
Repayment of obligations under capital leases	(68)	(66)	(199)	(138)
Proceeds from issuance of long-term debt	2,549	—	2,549	—
Transaction costs	(8)	—	(362)	(118)
Proceeds from issuance of share capital	366	3	527	8
Issuance costs of share capital	(35)	—	(35)	—
	2,804	(63)	2,480	(248)
Foreign exchange (loss) gain on cash held in foreign currencies	(581)	(176)	(1,258)	448

Net increase (decrease) in cash and cash equivalents during the period	269	(16,829)	6,155	(1,445)
Cash and cash equivalents, beginning of period	14,259	32,557	8,373	17,173
Cash and cash equivalents, end of period	14,528	15,728	14,528	15,728

Supplemental cash flow information:
Interest paid	802	632	2,294	1,777
Income taxes received	128	224	216	267

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com